Exhibit 99.1

Press Release

Biophytis and Skyepharma sign a Partnership Agreement for the Production of Sarconeos (BIO101)

Paris (France) and Cambridge (Massachusetts, USA), September 25, 2023 – 07:00 am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, and Skyepharma, a French pharmaceutical company specializing in the formulation, development and production of pharmaceutical products, announce the signature of a partnership agreement for the production of regulatory batches of Sarconeos (BIO101) for severe forms of Covid-19, with a view to the submission of marketing authorization applications.

Based on the active ingredient produced by SEQENS, Skyepharma will develop finished product batches meeting the GMP (Good Manufacturing Practice) standards required for market access filings. The key stages in the production of Sarconeos (BIO101) will be entrusted to leading, innovative French partners meeting the highest standards of pharmaceutical quality. Pharmaceutical development work at the industrial stage will complete the information required for early access authorizations, particularly in France and Brazil.

Stanislas Veillet, CEO of Biophytis, states: "Following on from the framework contract signed with SEQENS in July for the production of Sarconeos active ingredient (BIO101), this new partnership is a key step for Biophytis as it secures the production of finished product batches of its leading drug candidate, and thus continues our efforts to access our targeted markets."

David Lescuyer, CEO of Skyepharma, added: "We are delighted to be working alongside Biophytis to develop the regulatory batches for Sarconeos (BIO101). We are also proud to have approvals from the world's leading health agencies - the FDA in the United States, the EMA in Europe and ANVISA in Brazil - enabling us to ensure the marketing and commercial production of Sarconeos (BIO101) in these countries. For us, it's a question of putting our expertise at the service of ambitious projects capable of solving major public health issues."

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

About SKYEPHARMA

Skyepharma is an independent French pharmaceutical CDMO company, 100% owned by its management team and Bpifrance. Skyepharma specializes in the formulation, development and production of oral pharmaceutical products (tablets, capsules, powders), with particular expertise and proprietary technologies for complex and modified-release forms. Skyepharma is based in Saint-Quentin-Fallavier (Isère), near Lyon international airport. Skyepharma develops and manufactures drugs for international clients, supported by proprietary technologies and a site certified by the European (ANSM), American (FDA) and Brazilian (ANVISA) authorities, among others.

Through Skyehub Bioproduction, Skyepharma also offers clinical and commercial production capabilities dedicated to biomedical companies.

For further information, visit www.skyepharma.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

Skyepharma contacts

Media & Investor Relations

Laurent Rigaudeau, Chief Business Officer

l.rigaudeau@skyepharma.com

+33 6 30 49 22 82

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